Exhibit 99.1
For Immediate Release
Flamel Technologies Announces First Quarter Results
LYON, France — May 3, 2006 — Flamel Technologies (Nasdaq:FLML) today announced its financial results for the first quarter of 2006.
Flamel showed significant progress during the first quarter in its partnership with GlaxoSmithKline (GSK) as the FDA accepted the New Drug Application which was submitted for the new formulation of Coreg® during the last quarter of 2005. Flamel is gearing up for production of this product in advance of the anticipated launch later this year.
For the first quarter, Flamel reported total revenues of $5.1 million. Flamel’s 2006 first quarter license and research revenues of $4.9 million included a $2 million milestone payment received from GSK. Total revenues in the first quarter of 2005 amounted to $8.1 million, including license and research revenues of $7.4 million. Revenues from product sales and services during the quarter declined year-over-year from $0.4 million to $0.02 million as the Company eliminated contract manufacturing activities in preparation for anticipated production pursuant to our supply agreement with GSK.
Operational expenses were $15.2 million, versus $15.7 million in the year-ago quarter. The 2006 costs and expenses include $2.3 million of options-related expense in accordance with the Company’s first implementation of SFAS 123R; expenses before accounting for options would have totaled $12.9 million. This decrease in comparable year-over-year numbers is a result of the Company’s ongoing strategy to control expenses.
Costs and expenses of Flamel’s research and development were $10.0 million, compared to $13.5 million in the year-ago quarter. Before options-related expense, 2006 first quarter R&D costs and expenses would have totaled $8.5 million. Flamel employed more than 250 employees over the first three months of 2006, of whom approximately 60% were scientists involved in research and development, a reflection of Flamel’s strong commitment to developing its current technologies beyond existing projects and partnerships.
Costs of goods and services sold were $2.1 million, including $0.3 million in options-related expense. These costs are linked with the expenses incurred by the Company for future supply to GSK in anticipation of the projected launch later this year.
SG&A expense of $3.1 million included option-related expense of $0.5 million; 2005 first quarter SG&A equaled $1.9 million.
Net loss for the quarter was ($9.7) million, compared to net income of $0.2 million in the first quarter of 2005. Net loss per share (basic) for the first quarter of 2006 was ($0.41), compared to net income per share (basic) in the year-ago period of $0.01. Fully diluted earnings per share for the year-ago quarter were $0.01. Cash and marketable securities at the end of the first quarter totaled $75.3 million, reflecting the strong financial position of the Company.
Stephen H. Willard, Flamel’s Chief Executive Officer, stated, “We are pleased that the FDA accepted the New Drug Application that our partner GSK submitted for this new formulation. The success of our work with GSK is attracting favorable attention from a number of potential pharmaceutical partners; we are pleased that our discussions with these companies are progressing well. Our goal is to develop our existing technology through partnerships which fully cover the costs of our current activity levels, such that the Coreg royalties can be used to strengthen the value of our company.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
A conference call to discuss earnings is scheduled for 8:30 AM EDT May 4, 2006. The dial-in number (for investors in the U.S. and Canada) is 800-374-1498; The conference ID number is 8474990 . International investors are invited to dial (1) 706-634-7261.
Coreg® is a registered trademark of GlaxoSmithKline.
Contact:

Stephen H. Willard, Chief Executive Officer
Tel:	(1) 202-862-8400
Fax:	(1) 202-862-3933

Michel Finance, Chief Financial Officer
Tel:	(011) (33) 4-7278- 3434
Fax:	(011) (33) 4-7278-3435
Finance@flamel.com

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:	(011) 33-4-72-78-34-34
US	(1) (202) 862-8400
Fax:	202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.
Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended March 31,
	2005	2006
Revenue:
License and research revenue	$7,449	$4,851
Product sales and services	408	19
Other revenues	248	228

Total revenue	8,105	5,098

Costs and expenses:
Cost of goods and services sold	(337)	(2,144)
Research and development	(13,454)	(10,024)
Selling, general and administrative	(1,894)	(3,073)

Total	(15,685)	(15,241)

Profit (loss) from operations	(7,580)	(10,143)

Interest income net	2,310	451
Foreign exchange gain (loss)	381	(117)
Other income (loss)	5,267	173

Income (loss) before income taxes	378	(9,636)
Income tax benefit (expense)	(193)	(25)

Net income (loss)	$185	($9,661)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.01	($0.41)
Diluted earnings (loss) per share	$0.01	($0.41)

Weighted average number of shares outstanding (in thousands) :

Basic	21,548	23,737
Diluted	23,200	23,737